FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                         For the month of December, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




The following is the text of an announcement by HSBC Bank Egypt, a 94.5 per cent indirectly-held subsidiary of HSBC Holdings plc.

                                HSBC BANK EGYPT
                    THIRD QUARTER 2006 RESULTS - HIGHLIGHTS

   - Net profit of EGP431 million (US$75 million) for the nine months ended
     30 September 2006 - up EGP159 million (US$28 million) or 58 per cent over the same period in 2005.

   - Customer deposits of EGP14.4 billion (US$2.5 billion) at 30 September
     2006 - up EGP4.0 billion (US$0.7 billion) or 38 per cent over 30 September 2005.

   - Loans and advances to customers of EGP5.4 billion (US$0.9billion) at 30 September 2006 - up EGP1.9 billion (US$0.3 billion) or 54 per cent over 30 September 2005.

   - Total assets of EGP16.7 billion (US$2.9 billion) at 30 September 2006 - up EGP5.1 billion (US$0.9 billion) or 44 per cent over 30 September 2005.

Results are prepared in accordance with Egyptian Accounting Standards, with figures denominated in Egyptian pounds (EGP).


Commentary

HSBC Bank Egypt recorded a net profit of EGP431 million (US$75 million) for the nine months ended 30 September 2006. This represents an increase of 58 per cent over the EGP272 million (US$47 million) earned in the same period in 2005.

Customer deposits increased to EGP14.4 billion (US$2.5 billion) at 30 September 2006 from EGP10.4 billion (US$1.8 billion) at 30 September 2005.

Loans and advances to customers increased to EGP5.4 billion (US$0.9 billion) at 30 September 2006 from EGP3.5 billion (US$0.6 billion) at 30 September 2005.

The bank's investment portfolio totalled EGP6.0 billion (US$1.1 billion) at 30 September 2006, from EGP3.1 billion (US$0.5 billion) at 30 September 2005.

Notes to editors:

1. HSBC Bank Egypt
HSBC Bank Egypt was established in 1982 as Hong Kong Egyptian Bank. In January 1994, it was renamed Egyptian British Bank under the same shareholding structure. It was rebranded HSBC Bank Egypt in April 2001 following an increase in the HSBC Group's shareholding from 40 per cent to over 90 per cent of its issued share capital. HSBC Bank Egypt is one of the largest multinational banks operating in Egypt providing a comprehensive range of banking and financial services through a network of 25 branches and 108 ATMs in Cairo, 6th of October City, Giza, Alexandria, Sharm El Sheikh and Hurghada.

2. HSBC Holdings plc
HSBC Holdings plc serves over 125 million customers worldwide through some 9,500 offices in 81 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,738 billion at 30 June 2006, HSBC is one of the world's largest banking and financial services organisations.




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  December 08, 2006